Exhibit 12

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(In millions, unaudited)

	2009	2008	2007	2006	2005
Actual:
Computation of Earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$2,343	$2,697	$1,457	$866	$1,067
Fixed charges	1,769	2,055	1,919	1,881	1,920
Amortization of capitalized interest	37	34	17	17	17
Distributed income of equity investees	68	183	21	19	(34)
Less:
Capitalized interest	(187)	(176)	(86)	(50)	(28)
Preference security dividend of consolidated subsidiary	(4)	(4)	(6)	(5)	(5)
Noncontrolling interests	(1,503)	(1,128)	(403)	(447)	(297)

Earnings	$2,523	$3,661	$2,919	$2,281	$2,640

Fixed Charges:
Interest expense, debt premium and discount amortization	$1,545	$1,841	$1,785	$1,766	$1,827
Capitalized interest	187	176	86	50	28
Interest expense included in rental expense	33	34	42	60	60
Preference security dividend of consolidated subsidiary	4	4	6	5	5

Fixed Charges	$1,769	$2,055	$1,919	$1,881	$1,920

Ratio of earnings to fixed charges	1.43	1.78	1.52	1.21	1.38